Form of Letter from the Fund to Shareholders

in Connection with the Fund’s Acceptance of Shares

Pomona Investment Fund

780 Third Avenue, 46th Floor

New York, NY 10017

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that Pomona Investment Fund (the “Fund”) has received and accepted for purchase your tender of Class A Shares, Class I Shares, or Class M2 Shares in the Fund (“Shares”).

In accordance with the terms of the tender offer, you will be issued payment in cash or a non-interest-bearing, uncertificated promissory note entitling you to a single payment equal to 100% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of March 31, 2023 or a later date determined by the Fund if the offer is extended (the “Valuation Date”). The payment will be made within 75 days after the Valuation Date.

If you have any questions, please contact the Fund at 1-844-2POMONA.

Sincerely,

Pomona Investment Fund